ENTOURAGE MINING LTD.

INFORMATION CIRCULAR
as at and dated November 10, 2008

Solicitation of Proxies

This information circular is furnished in connection with the solicitation of proxies by management of Entourage Mining Ltd. (the "Company") for use at the combined 2007 and 2008 Annual and Special Meeting (the “Meeting”) of Shareholders of the Company to be held on December 23, 2008 at Suite 200-475 Howe Street, Vancouver, British Columbia.

The cost of this solicitation will be borne by the Company.

Appointment and Revocation of Proxies

The persons named in the accompanying form of proxy are directors of the Company. A shareholder desiring to appoint some other person (who need not be a Shareholder) to represent him or her at the meeting may do so, either by striking out the printed names and inserting the desired person's name in the blank space provided in the form of proxy or by completing another proper form of proxy and in either case delivering the completed proxy to the office of Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, ON, M5J 2Y1 (fax number within North America; 1-866-249-7775 or outside North America (416) 263-9524) or to the Company's office, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting.

The chair of the Meeting will have the discretion to accept or reject proxies otherwise deposited.

A Shareholder who has given a proxy may revoke it by an instrument in writing delivered to the said office of Computershare Trust Company of Canada or the Company's office at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or to the chair of the Meeting, or in any manner provided by law.

Voting of Proxies

The securities represented by the proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for and if the Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. The form of proxy confers authority upon the named proxyholder with respect to matters identified in the accompanying notice of Meeting. If a choice with respect to such matters is not specified, it is intended that the person designated by management in the form of proxy will vote the securities represented by the proxy in favour of each matter identified in the proxy and for the nominees of management for directors and auditors.

The proxy confers discretionary authority upon the named proxyholder with respect to amendments to or variations in matters identified in the accompanying notice of Meeting and other matters which may properly come before the Meeting. As at the date of this information circular, management is not aware of any amendments, variations, or other matters that may be placed before the meeting. If such should occur, the persons designated by management will vote thereon in accordance with their best judgment, exercising discretionary authority.

Non-Registered Holders

Only shareholders whose names appear on the records of the Company as the registered holders of shares or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the company are “non-registered” shareholders because the shares they own are not registered in their names but instead are registered in the name of a nominee such as a brokerage firm through which they purchased the shares; a bank, trust company, trustee or administrator of self-administered RRSP’s, RRIF’s, RESP’s and similar plans; or a clearing agency such as The Canadian Depository for Securities Limited (a “Nominee”). If you purchased your shares through a broker, you are likely an unregistered holder.

In accordance with securities regulatory policies, the Company has distributed copies of the Meeting materials, being the Notice of Meeting, this Information Circular and the Proxy, to the Nominees for distribution to non-registered holders.

Nominees are required to forward the Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting. Shares held by Nominees can only be voted in accordance with the instructions of the non-registered holder. The Nominees often have their own form of proxy, mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Nominee in order to ensure that your Shares are voted at the Meeting.

If you, as a non-registered holder, wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the request for voting instructions or proxy provided by the Nominee and return the form to the Nominee in the envelope provided. Do not complete the voting section of the form as your vote will be taken at the Meeting.

Voting Securities and Principal Holders Thereof

The voting securities of the Company consist of 100,000,000 common shares without par value. As at the date of this information circular, 76,981,894 common shares without par value were issued and outstanding, each such share carrying the right to one (1) vote at the Meeting. November 24, 2008 has been fixed in advance by the directors of the Company as the record date for the purpose of determining those Shareholders entitled to receive notice of, and to vote at the Meeting.

To the knowledge of the directors and senior officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over, voting securities* carrying more than 10% of the voting rights attached to the voting securities of the Company.

*As consideration for certain mineral option property agreements and assignment agreement dated October 20, 2005, CMKM Diamonds Inc and 101047025 Saskatchewan Ltd. received 45,000,000 and 3,888,888 shares respectively of the Company capital. Each of these parties agreed not to exercise the voting rights of these shares until the 45,000,000 shares were distributed to the CMKM shareholders, an event that has not transpired as of November 10, 2008. Therefore these shares are not voting shares for any ordinary or special resolution to be voted upon at the Annual and Special Meeting of the shareholders on December 23, 2008. The reader is advised to refer to the November 21, 2005 Material Change Reports (BC Form 53-901F) filed on Sedar (www.sedar.com) under the Company’s filings and specifically Section 4.8 of the Smeaton Agreement between Entourage Mining Ltd. and 101047025 Saskatchewan Ltd. and Section 4.5 of the Assignment Agreement between Entourage Mining Ltd. and CMKM Diamonds Inc. for details of these transactions and voting restrictions.

Appointment of Auditor

The persons named in the enclosed instrument of proxy intend to vote for the re-appointment of Dale Matheson Carr-Hilton LaBonte, Chartered Accountants as the Company's independent auditors until the next annual general meeting of Shareholders at a remuneration to be fixed by the board of directors. The engagement of the auditors will require that the Company’s financial statements be prepared to comply with both Canadian and US GAP.

Dale Matheson Carr-Hilton LaBonte was first appointed as the Company's auditor on June 21, 2005.

Election of Directors

The persons named in the following table are management's nominees to the board. Each director elected will hold office until the next annual general meeting or until his or her successor is duly elected or appointed unless his or her office is earlier vacated in accordance with the articles of the Company or unless he or she becomes disqualified to act as a director.

Name and Address of Nominee and Present Position with Company	Principal Occupation	Period From Which Nominee Has Been Director	Number of Approximate Voting Securities [1]
Gregory F. Kennedy (2) Victoria, BC President, Secretary and Director	President, CEO of Entourage Mining from 2004-Present; Director ,Officer and executive of junior capital companies since 1998	April 25, 2003	0
Paul Shatzko Langley, BC Chairman and Director	Retired Radiologist; Self-Employed Businessman; Director of several public companies since 1980	July 31, 2004	300,000
Michael B. Hart (2) Roberts Creek, BC Director	Financial Officer with private British Columbia company since 1999; director of AMGO since 2000; director TOPLF since 1999	April 29, 2004	0
Corey Klassen (2) Saskatoobn, SK Director	Mortgage Broker with Wells Fargo (Canada) since Nov 2005; Filogix Mortgage Co from 2003-2005; ING Bank (Canada) 2001-2003	October 21, 2005	20,000

______________________________
1	voting securities beneficially owned, directly or indirectly, or over which control or direction is exercised
2	Member of Audit Committee

All of the proposed nominees are ordinarily resident in Canada.

As the Company is a reporting company the directors of the Company are required to elect from their number an audit committee. Gregory F. Kennedy, Corey Klassen and Michael B. Hart are the three directors elected by the board of directors of the Company to the audit committee.

Compensation to Executive Officers

During 2006 and 2007, Gregory Kennedy and Pradeep Varshney were the Named Executive Officer of the Company as defined in National Instrument 51-904F prescribed by the "Regulations" under the Securities Act of the Province of British Columbia.

The criteria used in determining the appropriate amount of Executive Officer compensation is based on an analysis of salaries paid in the industry for similar duties in which the Company is engaged with due regard being given to the Company’s limited financial resources.

Executive officers are entitled to participate in incentive stock options granted by the Company. For additional information with respect to incentive stock options granted to executive officers, please refer to the heading "Directors’ and Key Employees’ Stock Options" below.

The following table sets forth particulars concerning the compensation of the Named Executive Officer for the Company's previous three financial years:

Statement of Executive Compensation

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($) 1	Securities Under Options/SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($) 2
Gregory F. Kennedy President and Chief Executive Officer	2007 2006 2005	Nil Nil Nil	Nil Nil Nil	$75,000 3 $60,000 $60,000	Nil 1,150,000 100,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Pradeep Varshney Chief Financial Officer	2007 2006 2005	Nil Nil Nil	Nil Nil Nil	$39,000 4 $18,000 $8,000	Nil 500,000 150,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

_________________________________
1	the value of perquisites and benefits, if any, for each Named Executive Officer was less than the lesser of $50,000 and 10% of the total annual salary and bonus
2	see "Management Contracts" below
3	Paid or accrued as a payable for consulting fees of which $37,628 remains payable
4	Paid or accrued as a payable for consulting fees of which $29,000 remains payable

Long Term Incentive Plan Awards to Named Executive Officers

No long term incentive plan awards were made to any Named Executive Officer during the financial year ended December 31, 2006 or 2007.

Options & SARs Granted to Named Executive Officers

During 2007, Gregory F. Kennedy had 150,000 options, previously priced at $0.30US, repriced to $0.25US and 1,000,000 options, originally priced at $0.40US, repriced to $0.25US, all options exercisable until February 2, 2009. During 2007 Pradeep Varshney had 500,000 options, originally priced at $0.30USD, repriced at $0.25USD , all options are exercisable until February 2, 2009.

Save and except as aforesaid no individual grants of options to purchase or acquire securities of the Company or its subsidiaries, if any, or stock appreciation rights ("SARs") as defined in National Instrument 51-904F prescribed in the "Regulations" under the Securities Act of British Columbia were made to Named Executive Officers of the Company during each of the 2006 and 2007 financial years.

Options & SARs Exercised by Named Executive Officers

The following table sets forth particulars concerning each exercise of options and SARs by the Named Executive Officers during the financial year ended December 31, 2006 and the value of unexercised options and SARs:

Aggregated Option/SAR Exercises during the 2006 Financial Year and Financial Year-End Option/SAR Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at FY-End (#) Exercisable/Unexercisable	Value of Unexercised in the Money Options/SARs at FY- End ($) Exercisable/Unexercisable
Gregory F. Kennedy	30,000	$8,616	1,590,000	$34,496
Pradeep Varshney	Nil	Nil	Nil	Nil

The following table sets forth particulars concerning each exercise of options and SARs by the Named Executive Officer during the financial year ended December 31, 2007 and the financial year-end value of unexercised options and SARs:

Aggregated Option/SAR Exercises during the Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at FY-End (#) Exercisable/Unexercisable	Value of Unexercised in the Money Options/SARs at FY- End ($) Exercisable/Unexercisable
Gregory F. Kennedy	50,000	$4,051	1,540,000	Nil
Pradeep Varshney	Nil	Nil	Nil	Nil

Option and SAR Repricings

No repricing of options was done during the financial year ended December 31, 2006. During the fiscal year ended December 31, 2007, the Company repriced all the stock options outstanding at exercise price of USD$0.30 and USD$0.40 to USD$0.25.

Termination of Employment, Change in Responsibilities and Employment Contracts

There are no employment contracts between either the Company or its subsidiaries and the Named Executive Officers except as referred to under the heading "Management Contracts" below.

Neither the Company nor any of its subsidiaries have any plan or arrangement with respect to Compensation to its Executive Officers which would result from the resignation, retirement or any other termination of the Executive Officers' employment with the Company and its subsidiaries or from a change of control of the Company or any subsidiary of the Company or a change in the Executive Officers' responsibilities following a change in control, where in respect of an Executive Officer the value of such compensation exceeds $100,000.

Compensation of Directors & Composition of the Compensation Committee

The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors other than the unissued treasury shares reserved for the grant of directors' stock options. There has been no other arrangement pursuant to which directors were compensated by the Company in their capacity as directors during the Company's financial years ended December 31, 2006 and 2007.

The functions normally performed by a compensation committee of the board of directors are performed by the entire board of directors.

Equity Compensation Plan Information

The Company has no equity compensation plan nor does it have any intention to initiate such a plan.

Management Contracts

The Company is a party to a management consulting contract entered into with Gregory F. Kennedy, the President and a director of the Company dated June 1, 2004 pursuant to which the Company pays Gregory F. Kennedy the sum of $5,000 per month for managing the affairs of the Company. This contract was revised on July 3, 2007 pursuant to which the Company pays Gregory F. Kennedy $7,500 per month for managing the affairs of the Company.

The Company is a party to a management consulting contract entered into with Pradeep Varshney, CFO of the Company, dated July 3, 2007, pursuant to which the Company pays Pradeep Varshney $5,000 per month for his accounting and other services.

Indebtedness of Directors and Senior Officers

None of the directors or senior officers of the Company have been indebted to the Company or its subsidiary during the financial year ended December 31, 2006 or 2007.

Interest of Insiders In Material Transactions

The directors and officers of the Company have an interest in the resolutions concerning the election of directors and stock options. Otherwise no director or senior officer of the Company or any associate of the foregoing has any substantial interest, direct or indirect, by way of beneficial ownership of shares or otherwise in the matters to be acted upon at the Meeting, except for any interest arising from the ownership of shares of the Company where the Shareholder will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of shares in the capital of the Company.

Board of Directors

Structure and Compensation

The Board is currently composed of four Directors.

The Toronto Stock Exchange Guidelines (the “Exchange Guidelines”) suggest that the Board of Directors of every listed company should be constituted with a majority of individuals who qualify as “unrelated” Directors. An “unrelated” Director is a Director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the Director’s ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholdings. In addition, where a company has a significant shareholder, the Exchange Guidelines suggest that the Board of Directors should include a number of Directors who do not have interests in either the company or the significant shareholder. Of the proposed nominees, two are considered by the Board to be “unrelated” within the meaning of the Exchange Guidelines and one is “inside” or a management Director and accordingly is considered to be “related”. In assessing the Exchange Guidelines and making the foregoing determinations, the circumstances of each Director have been examined in relation to a number of factors.

Mandate of the Board

The mandate of the Board, as prescribed by the Business Corporations Act (British Columbia), is to manage or supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company. In fulfilling its mandate, the Board, among other matters, is responsible for reviewing major strategic initiatives to ensure that the Company’s proposed actions accord with shareholder objectives; reviewing and approving the reports and other disclosure issued to shareholders; ensuring the effective operation of the Board and safeguarding shareholders’ equity interests through the optimum utilization of the Company’s capital resources.

Meetings of the Board

Board meetings are called to deal with special matters as circumstances require. The Board met 3 times formally during 2007, but met informally on numerous occasions to review and consider projects of merit, together with the financial condition of the Company. Most matters are approved by circulating resolutions for the Board’s signature. This occurred on 3 occasions during the fiscal year ended December 31, 2007.

Audit Committee

The Audit Committee’s Charter

Mandate

The primary function of the audit committee (the “Committee”) is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the company to regulatory authorities and shareholders, the Company’s systems of internal controls regarding finance and accounting and the Company’s auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company’s policies, procedures and practices at all levels. The Committee’s primary duties and responsibilities are to:

  Serve as an independent and objective party to monitor the Company’s financial reporting and internal control system and review the Company’s financial statements.

  Review and appraise the performance of the Company’s external auditors.

  Provide an open avenue of communication among the Company’s auditors, financial and senior management and the Board of Directors.

Composition

The Committee shall be comprised of three Directors as determined by the Board of Directors, the majority of whom shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.

At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Company’s Charter, the definition of “financially literate” is the ability to read and understand a set of financial statements that present the breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company’s financial statements.

Meetings

The Committee shall meet at least annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the external auditors. Since outside directors (“unrelated”) are domiciled at a distance from the Company’s office, these meeting may be conducted by telephone.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review

(a)	Review and update this Charter annually.

(b)

Review the Company’s financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

External Auditors

(a)	Review annually, the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Company.

(b)	Obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with Independence Standards Board Standard 1.

(c)	Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

(d)	Take, or recommend that the full Board of Directors take, appropriate action to oversee the independence of the external auditors.

(e)	Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

(f)	Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

(g)	Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto.

Financial Reporting Processes

(a)	In consultation with the external auditors, review with management the integrity of the Company’s financial reporting process, both internal and external.

(b)	Consider the external auditors’ judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting.

(c)	Consider and approve, if appropriate, changes to the Company’s auditing and accounting principles and practices as suggested by the external auditors and management.

(d)	Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

(e)

Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(f)	Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

(g)	Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(h)	Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

(i)	Review certification process.

Other

Review any related-party transactions.

Composition of the Audit Committee

The following are the members of the Committee:

Gregory Kennedy	Management	Financially literate[1]
Corey Klassen	Independent[1]	Financially literate[1]
Michael Hart	Independent[1]	Financially literate[1]

1 As defined by Multilateral Instrument 52-110 (“MI 52-110”)

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in Section 2.4 of MI 52-110 (De Minimis Non-audit Services), or an exemption from MI 52-110, in whole or in part, granted under Part 8 of Multilateral Instrument 52-110.

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company’s external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
December 31, 2007	$ 23,368	NIL	$2,200	NIL
December 31, 2006	$ 22,352	NIL	$3,500	$3,000

Nomination and Assessment

The Board determines new nominees to the Board, although a formal process has not been adopted. The nominees are generally the result of recruitment efforts by the Board members, including both formal and informal discussions among Board members.

Expectations of Management

The Board expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity.

Directors’ Approval

The contents of this Management Proxy Circular and its distribution to shareholders have been approved by the Board of Directors of the Company.

Additional Information

Additional information relating to the Company is on SEDAR at www.sedar.com. Shareholders may contact the Company at 614-475 Howe Street, Vancouver, BC V6C 2B3 to request copies of the Company’s financial statements and MD&A.

Financial information is provided in the Company’s comparative audited annual financial statements and MD&A for its most recently completed financial year which are filed on SEDAR.

Special Resolution

Approval of Share Consolidation

Management wishes to be in a position during the ensuing year to effect a consolidation of the Company’s issued share capital on the basis of twenty (20) old Common Shares for one (1) new Common Share without par value.

As at November 10, 2008, a total of 76,981,894 Common Shares in the capital of the Company were issued and outstanding. Accordingly, assuming no other change in the issued capital, following the consolidation, a total of 3,849,947 Common Shares in the capital of the Company would be issued and outstanding in the capital of the Company.

There are currently 100,000,000 of authorized Common Shares and on effecting the consolidation there will continue to be 100,000,000 of authorized Common Shares.

As set out in Section 83 of the British Columbia Business Corporations Act, if any fractional shares are to be converted into whole Common Shares, each fractional Common Share remaining after conversion that is less than one-half of a Common Share must be cancelled and each fractional Common Share that is at least one-half of a Common Share must be changed to one whole Common Share.

Any registered shareholder who, on the date this resolution is effected, is the registered holder of a number of Common Shares not divisible by twenty (20), then in such event, the number of post-consolidated shares shall be converted to whole Common Shares.

Shareholders of the Company will be asked to approve the consolidation of its current issued and outstanding Common Shares without par value on a basis twenty (20) pre-consolidation Common Shares for one (1) new post-consolidation Common Share in its authorized share structure.

To be effective the special resolution must be passed by a majority of the votes cast on the motion at the Meeting.

“Resolved, as a special resolution, that:

(a) the authorized share structure of the Company be altered by consolidating all of the issued and outstanding Common Shares without par value at Record Date, on the basis of up to twenty (20) pre-consolidation Common Shares for one (1) post-consolidation Common Share,

(b) any fractional Common Shares resulting from the consolidation of the Common Shares shall be converted to whole Common Shares pursuant to the provisions of Section 83 of the British Columbia Business Corporations Act;

(c) the board of directors of the Company is hereby authorized, at any time in its absolute discretion, to determine whether or not to proceed with the above resolutions without further approval, ratification or confirmation by the shareholders; and

(d) upon the date determined by the board of directors, these resolutions described herein shall be deposited at the Company’s records office.”

Management of the Company recommends that you approve the consolidation as it will provide the Company with increased flexibility to seek additional financing opportunities and strategic acquisitions. The Board recommends you vote in favour of the above resolution.

A share consolidation does not change a shareholder's proportionate interest in the Company.

Other Matters

Management knows of no other matters to come before the Meeting of Shareholders other than referred to in the notice of Meeting. However, if any other matters which are not known to the management of the Company shall properly come before the said Meeting, the form of proxy given pursuant to the solicitation by management of the Company will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

Approval and Certification

The contents of this Information Circular and its distribution to shareholders have been approved by the board of directors of the Company. Where information contained in this Information Circular rest specifically within the knowledge of a person other than the Company and that person has furnished the information to the Company, the Company has relied upon the information furnished by such person.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED at Vancouver, BC, November 10, 2008

BY ORDER OF THE BOARD OF DIRECTORS

”Gregory F Kennedy”
_______________________________
GREGORY F. KENNEDY
PRESIDENT & CEO